Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

March 3, 2016

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: William Mastrianna, Esq.

RE:	Illumination America, Inc.;
Registration Statement on Form S-1/A1
Filed March 3, 2016
SEC File No. 333-208968

Dear Mr. Mastrianna:

Filed electronically on behalf of Illumination America, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 registration statement (the “Amendment”), submitted in response to the staff’s written comments of February 9, 2016. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

General

1. There are no copies of any written communications that the Company has provided to potential investors other than the Company’s applicable subscription agreement that was utilized by the Company in its private offering. A copy is provided herewith.

Prospectus Cover Page

2. Pursuant to our telephone conversation of Tuesday, February 16, 2016, the Amendment now contains reference to the fact that the selling shareholders may be considered underwriters on the cover page, as well as elsewhere in the Prospectus.

In addition, it is respectfully submitted that this offering should not be considered an indirect primary offering. The securities being registered are being registered solely on behalf of the selling shareholders, consistent with 415(a)(1)(i). As indicated in the Amendment, the Company will not receive any of the proceeds from the sale of the shares being registered. The Selling Shareholders are not selling their shares on behalf of the Company, as discussed in 612.09 of the SEC’s Disclosure Interpretations. Further, in support of this position, we note that many of the Selling Shareholders have held their shares for up to 3 years. None of the Selling Shareholders are engaged in the business of underwriting securities. Further, there is no evidence we are aware of that would provide any appearance that any of the Selling Shareholders are acting as a conduit of the Company.

Securities and Exchange Commission

March 3, 2016

It is also illogical to presume that the Selling Shareholders will continue to offer and sell their securities at the established price of $0.78 per share after a market is approved and develops in the future (of which there can be no assurance). Once such a market is established, the Selling Shareholders should be entitled to sell their shares at the then prevailing market price, as the shares being registered will be the only shares eligible to be traded on an open market. Any other conclusion would result in there being no market for the Company’s common stock.

3. All references to the OTC Bulletin Board have been deleted and now refer to the OTCQB. See the Prospectus cover page and pages 12, 25, 29, 31 and 34.

Selling Shareholders

4. Pursuant to our telephone conversation referenced above, a footnote has been added to the table the provide the information requested by the staff’s comment. See page 20.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

(page 19)

5. The Amendment includes enhanced disclosure concerning the Company’s increased revenues. See pages 22-23.

6. The Amendment contains additional disclosure relating to changes in cost of sales. See pages 22-23.

7. The Amendment contains additional disclosure on the Company’s general and administrative expenses. See pages 22-23.

Securities and Exchange Commission

March 3, 2016

Liquidity and Capital Resources

8. Pursuant to our phone conversation, with Ms. Wong, the Amendment contains additional disclosure on the net cash used and provided by operating, investing and financing activities for both the period ended September 310, 2015 and the year ended December 31, 2015. Additionally, the correction requested has been made. See pages 23-24.

Description of Business

(page 22)

9. Additional disclosure has been added in the Amendment that includes the undertakings included in the staff’s comment. It is also submitted that it was not the intention of the Company to stress this aspect of the Company’s business plan. Rather, the acquisition of similar companies is a minor aspect of the Company’s business plan moving forward, but is one of the reasons why the Company has elected to file its registration statement and become a reporting, trading company and why the Company elected to include this disclosure. Relevant disclosure describing this matter has also been added in the Amendment. See pages 30-31.

Advantages of LED Lights

(page 28)

10. Revised disclosure that does not include the acronyms has been included in the Amendment. See page 31.

11. The prior disclosure has been removed and replaced. See page 31-32.

12. A new section labeled “Disadvantages of LED Lights” has been added to the Amendment. See page 32

Certain Relationships and Related Party Transactions

(page 36)

13. There are no written documents memorializing the advances from directors. As indicated in the Amendment, these loans are non-interest bearing, unsecured and due upon demand. A copy of the Grom lease has been included as an exhibit in the Amendment.

14. The balance due from Grom has subsequently been paid in full. This has been disclosed in the Amendment. See Subsequent Event Note to the Financial Statements.

Securities and Exchange Commission

March 3, 2016

Financial Statements for the Years Ended December 31, 2014 and 2013

Statements of Stockholders’ Deficit

(page F-6)

15. All references to share amounts throughout the Prospectus have been retroactively adjusted, and disclosure has been added to describe the process.

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition

(page F-9)

16. We have included disclosure related to our revenue recognition policy related to installation revenue.

Statement of Cash Flows

(page F-15)

17. This reclassification has been made

Note 2 – Significant Accounting Policies and Recent Accounting Pronouncement

Basis of Presentation

(page F-16)

18. This disclosure has been added.

Additional Information

(page 38)

19. Please note that the 8-A and Tandy Letter were filed with the SEC on February 16, 2016. The Company intends to file all Section 15(d) reports moving forward.

Exhibits

20. The opinion of this firm has been revised per the staff’s comment and included as an exhibit to the Amendment.

Securities and Exchange Commission

March 3, 2016

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

For the Firm